                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   SYLVAN INC.

           -----------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value

           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    871371100

           -----------------------------------------------------------
                                 (CUSIP Number)


                                 SAC Holding Co.
                       P.O. Box 1022, One Glade Park East,
                              Kittanning, PA 16201
                                 (724) 548-8101


           -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:

                                Daniel L. Wessels
                              Cohen & Grigsby, P.C.
                                11 Stanwix Street
                              Pittsburgh, PA 15222
                                 (412) 297-4900

                                November 17, 2003

           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

--------------------------------------------------------------------------------

   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        SAC Holding Co.
-------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)     (a) [X]
                                                                                    (b) [ ]

-------------------------------------------------------------------------------------------
   3        SEC USE ONLY

-------------------------------------------------------------------------------------------
   4        SOURCE OF FUNDS
                  AF

-------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                                          [ ]

-------------------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        Pennsylvania

-------------------------------------------------------------------------------------------
      NUMBER OF         7           SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        -0-
       OWNED BY
         EACH           -------------------------------------------------------------------
      REPORTING         8           SHARED VOTING POWER
        PERSON                          537,771
         WITH
                        -------------------------------------------------------------------
                        9           SOLE DISPOSITIVE POWER
                                         -0-

                        -------------------------------------------------------------------
                        10          SHARED DISPOSITIVE POWER
                                        537,771

-------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        537,771

-------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

-------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.4%

-------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON
                        CO

-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------

   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Roger H. Claypoole

-------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)     (a) [X]
                                                                                    (b) [ ]

-------------------------------------------------------------------------------------------
   3        SEC USE ONLY


-------------------------------------------------------------------------------------------
   4        SOURCE OF FUNDS
                        N/A

-------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                                          [ ]

-------------------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States of America

-------------------------------------------------------------------------------------------
      NUMBER OF         7           SOLE VOTING POWER
        SHARES                            - 0 -
     BENEFICIALLY
       OWNED BY         -------------------------------------------------------------------
         EACH
      REPORTING         8           SHARED VOTING POWER
        PERSON                            - 0 -
         WITH
                        -------------------------------------------------------------------
                        9           SOLE DISPOSITIVE POWER
                                          - 0 -

                        -------------------------------------------------------------------
                        10          SHARED DISPOSITIVE POWER
                                          - 0 -

-------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        - 0 -

-------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

-------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0%

-------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON
                        IN

-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Snyder Associated Companies, Inc.

-------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)     (a) [X]
                                                                                    (b) [ ]

-------------------------------------------------------------------------------------------
   3        SEC USE ONLY


-------------------------------------------------------------------------------------------
   4        SOURCE OF FUNDS
                        WC

-------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                                          [ ]

-------------------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
                        Pennsylvania

-------------------------------------------------------------------------------------------
      NUMBER OF         7           SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        - 0 -
       OWNED BY
         EACH           -------------------------------------------------------------------
      REPORTING         8           SHARED VOTING POWER
        PERSON
         WITH                           537,771

                        -------------------------------------------------------------------
                        9           SOLE DISPOSITIVE POWER
                                         - 0 -

                        -------------------------------------------------------------------
                        10          SHARED DISPOSITIVE POWER
                                        537,771

-------------------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        537,771

-------------------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

-------------------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.4%

-------------------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON
                        CO

-------------------------------------------------------------------------------------------

        This Schedule 13D (the "STATEMENT") is being filed to report the acquisition of certain shares of common stock of Sylvan Inc., a Nevada corporation (the "ISSUER"), by SAC Holding Co., a Pennsylvania corporation. As described below, SAC Holding Co. is, together with the other Reporting Persons (as defined in Item 2 below), a member of a group that has been formed for the purpose of acquiring, holding, voting or disposing of securities of the Issuer, as more fully described in Item 4 below. With respect to SAC Holding Co., this Statement represents its initial filing on Schedule 13D or Schedule 13G with respect to the Issuer. Each of the other Reporting Persons has previously filed statements on Schedule 13D relating to the Issuer, but as members of a different group. Specifically on April 24, 2003, a statement on Schedule 13D (the "FORMER GROUP STATEMENT") was filed by Dennis C. Zensen, Donald A. Smith, Virgil Jurgensmeyer, Roger H. Claypoole, Snyder Associated Companies, Inc., and Chas A. Neal & Company (collectively, the "FORMER GROUP") to report the formation of a group for the purpose of acquiring, holding, voting or disposing of securities of the Issuer and the submission of a non-binding offer to acquire the Issuer. On June 17, 2003, an amendment to the Former Group Statement was filed reporting that the Former Group has withdrawn its non-binding offer to acquire the Issuer. On September 15, 2003, a second amendment to the Former Group Statement was filed reporting the dissolution of the Former Group. Subsequent to such dissolution, the members of the Former Group (other than Mr. Zensen) were no longer subject to the reporting obligation under Section 13(d) of the Securities Exchange Act of 1934 (the "ACT").

        In late September and October of 2003, Snyder Associated Companies, Inc. ("SNYDER") and Roger H. Claypoole began acting in concert for the purposes of discussing with the Issuer the possibility of acquiring the Issuer, by merger or otherwise. Although Snyder and Mr. Claypoole may have constituted a "group" for purposes of Section 13(d) of the Act and Rule 13d-5(b)(1) thereunder, they were not required to report the formation of such group on a Schedule 13D because Snyder and Mr. Claypoole together were not a beneficial owner of more than 5% of the outstanding common stock of the Issuer. On November 6, 2003, in anticipation of a potential transaction with the Issuer, SAC Holding Co. was formed as a wholly-owned subsidiary of Snyder, at which point Snyder, Mr. Claypoole and SAC Holding Co. became members of a "group," within the meaning of Section 13(d) of the Act and Rule 13d-5(b)(1) thereunder, for the purposes described below in
Item 4. This arrangement was not and is not currently the subject of a binding agreement among the Reporting Persons. The filing of this Statement is necessary because one of the Reporting Persons, SAC Holding Co., acquired beneficial ownership of more than 5% of the outstanding common stock of the Issuer pursuant to the Stock Purchase Agreement described in Item 6 below, and because each member of a group may be deemed, for purposes of Section 13(d), to beneficially own shares of stock beneficially owned by each of the other members of such group.

ITEM 1. SECURITY AND ISSUER.

        This Statement relates to the common stock, $0.001 par value per share, of the Issuer (the "ISSUER'S COMMON STOCK"). The principal executive offices of the Issuer are located at 333 Main Street, P.O. Box 249, Saxonburg, Pennsylvania, 16056.

ITEM 2. IDENTITY AND BACKGROUND.

        This Statement is being filed jointly by Snyder, SAC Holding Co., and Roger H. Claypoole. Each of the foregoing is referred to as a "REPORTING PERSON" and collectively as the "REPORTING PERSONS." The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit
99.1 to this Statement.

        Information with respect to each of the Reporting Persons and any Related Person (as defined below) of such Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information given by or on behalf of any other Reporting Person or of any Related Person of such other Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Persons. The Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the

Act. However, the Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the shares of the Issuer covered by this Statement. It is anticipated that additional individuals or entities may become Reporting Persons.

        SAC Holding Co. is a wholly owned subsidiary of Snyder that was formed for the purpose of entering into the Merger Agreement (as defined in Item 4below). SAC Holding Co. has not engaged in any business other than to enter into and consummate the Stock Purchase Agreement described below in Item 6 and to enter into the Merger Agreement. The address of SAC Holding Co.'s principal business, and of its principal office, is P.O. Box 1022, One Glade Park East, Kittanning, PA 16201. The name, business address, present principal occupation and citizenship of each of the directors, executive officers and controlling shareholders of SAC Holding Co. (collectively, the "SAC RELATED PERSONS") are set forth on Annex A to this Statement.

        Snyder is a Pennsylvania corporation that acts as a holding company for its various subsidiaries, which are engaged in the mining, manufacturing, and oil and gas industries. The address of Snyder's principal business, and of its principal office, is P.O. Box 1022, One Glade Park East, Kittanning, PA 16201. The name, business address, present principal occupation and citizenship of each of the directors, executive officers and controlling shareholders of Snyder (collectively, the "SNYDER RELATED PERSONS") are set forth on Annex B to this Statement.

        The SAC Related Persons and Snyder Related Persons are sometimes collectively referred to in this Statement as the "RELATED PERSONS."

        Roger H. Claypoole is the president of WWF Mushrooms, Inc., which is the general partner of Creekside Mushrooms, Ltd. Creekside Mushrooms, Ltd., is engaged in the growing and marketing of mushrooms. Creekside Mushrooms, Ltd. is an affiliate of Snyder and SAC Holding Co. Mr. Claypoole's business address, and the principal business address of WWF Mushrooms, Inc., is One Moonlight Drive, Worthington, PA, 16262. Mr. Claypoole is also a director of SAC Holding Co. Mr. Claypoole is a citizen of the United States of America.

        During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Related Persons, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to a stock purchase agreement dated as of November 15, 2003 (the "STOCK PURCHASE AGREEMENT"), SAC Holding Co. purchased 537,771 shares of the Issuer's Common Stock from Steel Partners II, L.P., a Delaware limited partnership, for a purchase price of $6,587,694.75, which purchase was consummated on November 17, 2003. This Stock Purchase Agreement is described in greater detail in Item 6 below. SAC Holding Co. obtained the funds for this purchase from its parent company, Snyder, which in turn obtained these funds from its available working capital. As noted in Item 4 below, the Reporting Persons are a group for purposes of Section 13(d) of the Act. Each member of the group may be deemed, for purposes of Section 13(d), to beneficially own shares of stock beneficially owned by each of the other members of such group. Below is information as to the shares of the Issuer's Common Stock held by each of the Reporting Persons and, to the knowledge of the Reporting Persons, the Related Persons.

        SAC Holding Co. beneficially owns 537,771 shares of the Issuer's Common Stock. It acquired these shares pursuant to the Stock Purchase Agreement.

        Snyder, as the owner of all of SAC Holding Co.'s outstanding securities, may be deemed to beneficially own all of the 537,771 shares of the Issuer's Common Stock beneficially owned by SAC Holding Co.

        Mark A. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 12,000 shares of the Issuer's Common Stock, of which (i) 1,000 shares are held directly by Mark A. Snyder and were acquired for $9,325.98 using personal funds, (ii) 1,000 shares are held by the Elmer A. & Annabelle C. Snyder Family Limited Partnership, a Pennsylvania limited partnership of which Mark A. Snyder is the sole general partner, (iii) 5,000 shares are held by the Annabelle
C. Snyder Grandchildren Trust, of which Mark A. Snyder is a trustee, and (iv) the remaining 5,000 shares are held by the Elmer A. Snyder & Annabelle C. Snyder Trust, of which Mark A. Snyder is a trustee. The shares held by the Elmer A. & Annabelle C. Snyder Family Limited Partnership were gifted to it from a trust controlled by Elmer A. Snyder (another of the Snyder Related Persons) and his wife, Annabelle C. Snyder. The trust had acquired these shares for $8,981.18 using personal funds. The Annabelle C. Snyder Grandchildren Trust acquired its 5,000 shares within the past 60 days for $50,011.85 using personal funds. The Elmer A. Snyder & Annabelle C. Snyder Trust acquired its 5,000 shares within the past 60 days for $50,003.95 using personal funds. Mark A. Snyder is a director, executive officer and controlling shareholder of Snyder and is a director and executive officer of SAC Holding Co.

        Charles H. Snyder, Jr., a Snyder Related Person and a SAC Related Person, beneficially owns 2,500 shares of the Issuer's Common Stock, all of which are held by him as trustee for the Charles H. Snyder, Jr. Second Amended and Restated Revocable Trust Agreement dated February 16, 2000. The shares were acquired for $24,950.00 using personal funds. Charles Snyder is a director, executive officer and controlling shareholder of Snyder and is a director of SAC Holding Co.

        Dennis C. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 2,000 shares of the Issuer's Common Stock, of which (i) 1,000 shares are held directly by Dennis C. Snyder and were acquired for $10,040.00 using personal funds, and (ii) the remaining 1,000 shares are held by Ridgepoint Holdings Ltd. Parntership, a Pennsylvania limited partnership of which Ridgepoint Holdings Co. LLC (wholly-owned by Dennis C. Snyder) is the sole general partner. Ridgepoint Holdings Ltd. Partnership acquired its shares for $10,040.00 using personal funds. Dennis C. Snyder is a director, executive officer and controlling shareholder of Snyder and is a director of SAC Holding Co.

        David E. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 25,300 shares of the Issuer's Common Stock, of which (i) 15,300 shares are held directly by David E. Snyder and were acquired for $153,216.85 using personal funds, (ii) 5,000 shares are held by the Annabelle C. Snyder Grandchildren Trust, of which David E. Snyder is a trustee, and (iii) the remaining 5,000 shares are held by the Elmer A. Snyder & Annabelle C. Snyder Trust, of which David E. Snyder is a trustee. The Annabelle C. Snyder Grandchildren Trust acquired its 5,000 shares within the past 60 days for $50,011.85 using personal funds. The Elmer A. Snyder & Annabelle C. Snyder Trust acquired its 5,000 shares within the past 60 days for $50,003.95 using personal funds. David E. Snyder is a director, executive officer and controlling shareholder of Snyder and is a director of SAC Holding Co.

        Thomas C. Snyder, a Snyder Related Person, beneficially owns 10,000 shares of the Issuer's Common Stock, of which (i) 5,000 shares are held by the Annabelle C. Snyder Grandchildren Trust, of which Thomas C. Snyder is a trustee, and (ii) the remaining 5,000 shares are held by the Elmer A. Snyder & Annabelle
C. Snyder Trust, of which Thomas C. Snyder is a trustee. The Annabelle C. Snyder Grandchildren Trust acquired its 5,000 shares within the past 60 days for $50,011.85 using personal funds. The Elmer A. Snyder & Annabelle C. Snyder Trust acquired its 5,000 shares within the past 60 days for $50,003.95 using personal funds. Thomas C. Snyder is a director, executive officer and controlling shareholder of Snyder.

        None of the other Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other Related Persons beneficially owns any shares of the Issuer's Common Stock as of the date hereof.

ITEM 4. PURPOSE OF TRANSACTION.

        Pursuant to an Agreement and Plan of Merger, dated as of November 16, 2003 (the "MERGER AGREEMENT"), between the Issuer, Snyder and SAC Holding Co., among other matters and subject to the terms and conditions set forth therein, SAC Holding Co. will merge with and into the Issuer, with the Issuer as the surviving corporation (the "MERGER"). At the effective time of the Merger, each share of the Issuer's Common Stock will be converted into the right to receive $12.25 in cash, without interest, except for shares owned by SAC Holding Co. or directly or indirectly by Snyder. Consummation of the Merger is subject to certain conditions, including: (i) the receipt of the approval of the Merger Agreement and the Merger by the affirmative vote of the stockholders of the Issuer in accordance with applicable chapters of the Nevada Revised Statutes;
(ii) no provision of any applicable law or regulation and no judgment, injunction, order or decree of a court of competent jurisdiction shall be in effect prohibiting, restricting, or preventing the consummation of the Merger;
(iii) expiration of termination of any applicable waiting period (and any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) the Issuer's obtaining certain necessary or required approvals and consents from third parties or governmental entities; and (v) satisfaction of certain other conditions. Upon consummation of the Merger, the Issuer's Common Stock will cease to be quoted on any quotation system or exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act. At the effective time of the Merger, (i) the certificate of incorporation of SAC Holding Co. will become the certificate of incorporation of the surviving corporation, except that the name of the surviving corporation in such certificate of incorporation shall be changed to Sylvan Inc., (ii) the bylaws of SAC Holding Co. will become the bylaws of the surviving corporation, (iii) the directors of SAC Holding Co. will become the directors of the surviving corporation in each case until their successors are elected or appointed and qualified, and (iv) the officers of SAC Holding Co. will continue as the officers of the surviving corporation until their successors are elected or appointed and qualified.

        A copy of the Merger Agreement is included as Exhibit 99.2 to this Statement and is incorporated herein by reference. The foregoing and subsequent descriptions of the Merger Agreement are qualified in their entirety by reference to such exhibit. Other than as described above or in Items 6 or 7 below, none of the Reporting Persons has any plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes to the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (x) any action similar to those enumerated above, although, subject to the provisions of the Merger Agreement, they reserve the right to develop such plans.

        The Stock Purchase Agreement, and the acquisition by SAC Holding Co. of the Issuer's Common Stock thereunder, was entered into in connection with, and in furtherance of, the Merger Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) Pursuant to the Stock Purchase Agreement, SAC Holding Co. beneficially owns 537,771 shares of the Issuer's Common Stock, which constitute approximately 10.4% of the outstanding shares of the Issuer's Common Stock, based upon the 5,155,131 shares outstanding on November 4, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 28, 2003. As a result of their status as members of a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1) of the Act, each of the Reporting Persons may be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) such shares.

        In addition, (i) Mark A. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 12,000 shares of the Issuer's Common Stock,
(ii) Charles H. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 2,500 shares of the Issuer's Common Stock, (iii) Dennis C. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 2,000 shares of the Issuer's Common Stock, (iv) David E. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 25,300 shares of the Issuer's Common Stock, and (v) Thomas C. Snyder, a Snyder Related Person, beneficially owns 10,000 shares of the Issuer's Common Stock, which, when taken together with the 537,771 shares of the Issuer's Common Stock deemed beneficially owned by the Reporting Persons, would represent 589,571 shares of the Issuer's Common Stock, or approximately 11.4% of the outstanding shares of the Issuer's Common Stock, based upon the 5,155,131 shares outstanding on November 4, 2003. The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any Reporting Person, or any of the Related Persons, are the beneficial owners of any shares of the Issuer's Common Stock in which such persons do not have a pecuniary interest.

        (b) The following table sets forth, with respect to each of the Reporting Persons and Related Persons who beneficially owns any shares of the Issuer's Common Stock, the number of shares of the Issuer's Common Stock as to which such person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition.

----------------------------------------------------------------------------------------------------------------
                                             SOLE VOTING                         SOLE POWER       SHARED POWER
NAME                                         POWER        SHARED VOTING POWER    TO DISPOSE       TO DISPOSE
----------------------------------------------------------------------------------------------------------------
SAC Holding Co.                              - 0 -        537,771                - 0 -            537,771
----------------------------------------------------------------------------------------------------------------
Snyder Associated Companies, Inc.            - 0 -        537,771                - 0 -            537,771
----------------------------------------------------------------------------------------------------------------
Roger H. Claypoole                           - 0 -        - 0 -                  - 0 -            - 0 -
----------------------------------------------------------------------------------------------------------------
Mark A. Snyder                               2,000        10,000                 2,000            -10,000
----------------------------------------------------------------------------------------------------------------
Charles H. Snyder                            2,500        - 0 -                  2,500            - 0 -
----------------------------------------------------------------------------------------------------------------
Dennis C. Snyder                             2,000        - 0 -                  2,000            - 0 -
----------------------------------------------------------------------------------------------------------------
David E. Snyder                              15,300       10,000                 15,300           10,000
----------------------------------------------------------------------------------------------------------------
Thomas C. Snyder                             - 0 -        10,000                 - 0 -            10,000
----------------------------------------------------------------------------------------------------------------


        (c) The following table sets forth certain information with respect to purchases of the Issuer's Common Stock by any Reporting Persons, any Related Persons and certain controlled affiliates of Reporting Persons or Related Persons in the past 60 days:

-----------------------------------------------------------------------------------------------------------------------------------
NAME                                     DATE OF PURCHASE   AMOUNT        PRICE PER SHARE   TOTAL PURCHASE PRICE   SOURCE OF FUNDS
-----------------------------------------------------------------------------------------------------------------------------------
Charles H. Snyder, Jr.                   11/07/03           2,500         $9.90             $24,950.00             Personal funds
-----------------------------------------------------------------------------------------------------------------------------------
Dennis C. Snyder                         11/07/03           1,000         $9.90             $10,040.00             Personal funds
-----------------------------------------------------------------------------------------------------------------------------------
Ridgepoint Holdings Ltd. Partnership     11/07/03           1,000         $9.90             $10,040.00             Personal funds
-----------------------------------------------------------------------------------------------------------------------------------
David E. Snyder                          09/24/03           1,000         $10.00            $10,103.95             Personal funds
-----------------------------------------------------------------------------------------------------------------------------------
David E. Snyder                          09/26/03           4,000         $10.00            $40,403.95             Personal funds
-----------------------------------------------------------------------------------------------------------------------------------
David E. Snyder                          09/26/03           5,000         $10.00            $50,500.00             Personal funds
-----------------------------------------------------------------------------------------------------------------------------------
David E. Snyder                          10/09/03           5,300         $9.75             $52,208.95             Personal funds
-----------------------------------------------------------------------------------------------------------------------------------
Annabelle C. Snyder Grandchildren Trust  09/29/03           2,300         $9.90             $23,003.95             Personal funds
-----------------------------------------------------------------------------------------------------------------------------------
Annabelle C. Snyder Grandchildren Trust  09/30/03           1,900         $9.90             $19,003.95             Personal funds
-----------------------------------------------------------------------------------------------------------------------------------
Annabelle C. Snyder Grandchildren Trust  10/01/03           800           $9.90             $8,003.95              Personal funds
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Elmer A. Snyder & Annabelle C. Snyder
Trust                                    10/01/03           5,000         $9.90             $50,003.95             Personal funds
-----------------------------------------------------------------------------------------------------------------------------------
SAC Holding Co.                          11/17/03           537,771       $12.25            $6,587,694.75          Affiliate of
                                                                                                                   Reporting
                                                                                                                   Person
-----------------------------------------------------------------------------------------------------------------------------------

        (d) The Elmer A. & Annabelle C. Snyder Family Limited Partnership, a Pennsylvania limited partnership of which Mark A. Snyder is the sole general partner, would have the right to receive dividends from, and proceeds of the sale of, the 1,000 shares of the Issuer's Common Stock owned by it (and beneficially owned by Mark A Snyder by virtue of his role as general partner), as described above in Item 3. The Annabelle C. Snyder Grandchildren Trust, of which Thomas C. Snyder, David E. Snyder and Mark A. Snyder are trustees, would have the right to receive dividends from, and proceeds of the sale of, the 5,000 shares of the Issuer's Common Stock owned by it (and beneficially owned by Thomas C. Snyder, David E. Snyder and Mark A. Snyder by virtue of their role as trustees), as described above in Item 3. The Elmer A. Snyder & Annabelle C. Snyder Trust, of which Thomas C. Snyder, David E. Snyder and Mark A. Snyder are trustees, would have the right to receive dividends from, and proceeds of the sale of, the 5,000 shares of the Issuer's Common Stock owned by it (and beneficially owned by Thomas C. Snyder, David E. Snyder and Mark A. Snyder by virtue of their role as trustees), as described above in Item 3. Ridgepoint Holdings Ltd. Partnership, a Pennsylvania limited partnership of which Ridgepoint Holdings Co. LLC (wholly-owned by Dennis C. Snyder) is the sole general partner, would have the right to receive dividends from, and proceeds of the sale of, the 1,000 shares of the Issuer's Common Stock owned by it (and beneficially owned by Dennis C. Snyder by virtue of his role as sole owner of the general partner), as described above in Item 3. The Charles H. Snyder, Jr. Second Amended and Restated Revocable Trust Agreement dated February 16, 2000, of which Charles H. Snyder, Jr. is the sole trustee, would have the right to receive dividends from, and proceeds of the sale of, the 2,500 shares of the Issuer's Common Stock owned by it (and beneficially owned by Charles H. Snyder by virtue of his role as trustee), as described in Item 3. No other person other than the Reporting Persons or the Related Persons, as applicable, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the securities covered by this Statement.

        (e) Subsection (e) of Item 5 to Schedule 13D is not applicable as of the date of this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        On November 16, 2003, the Issuer entered into a Merger Agreement with Snyder and SAC Holding Co., pursuant to which Snyder is to acquire the Issuer by means of a merger of SAC Holding Co. with and into the Issuer, with the Issuer as the surviving corporation. The Merger Agreement is described in greater detail in Item 4, above. A copy of the Merger Agreement is included as Exhibit
99.2 to this Statement and is incorporated herein by this reference.

        On November 15, 2003, Snyder and SAC Holding Co. entered into a stock purchase agreement with Steel Partners II, L.P. (the "STOCK PURCHASE AGREEMENT"), pursuant to which SAC Holding Co. agreed to purchase 537,771 shares of the Issuer's Common Stock for a purchase price of $6,587,694.75, or $12,25 per share. This purchase was consummated on November 17, 2003. Under the terms of the Stock Purchase Agreement, Snyder also paid to Steel Partners II, L.P. $60,000 as reimbursement for certain legal and related expenses that it had incurred. In addition, Snyder agreed that, in the event it were to agree to increase the merger consideration payable under the Merger Agreement such that the Issuer's stockholders are entitled to receive in excess of $12.25 per share of the Issuer's Common Stock (the amount of any such excess per share being referred to herein as the "OVERAGE"), and such merger were consummated, Snyder would pay to Steel Partners II, L.P. an amount equal to the product obtained by multiplying (i) the Overage, by (ii) 537,771. A copy of the Stock Purchase Agreement is included as

Exhibit 99.3 hereto and is incorporated herein by this reference. The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement.

        On November 16, 2003, Snyder entered into a voting agreement (the "VOTING AGREEMENT"), with each of the following stockholders of the Issuer:
Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. and Nelson Obus (collectively, the "STOCKHOLDERS"). Nelson Obus is a director of the Issuer. To the knowledge of the Reporting Persons, the Stockholders currently hold, in the aggregate, 1,056,886 shares of the Issuer's common stock (herein, the "ORIGINAL SHARES"), or approximately 20.5% of the Issuer's outstanding common stock, as more fully set forth on Annex C hereto, which is incorporated herein by reference.

        Pursuant to the Voting Agreement, each of the Stockholders has agreed, among other things, (i) to vote each share of the Issuer's Common Stock beneficially owned by such Stockholder, including the Original Shares, in favor of the Merger and adoption of the Merger Agreement, (ii) to vote each such share against any alternative corporate transaction, such as a merger, consolidation or other business combination involving the Company or any sale of 20% or more of its consolidated assets or voting securities, and (iii) if requested by Snyder, to deliver to Snyder duly executed proxies in voting in favor of the Merger. In addition, under the Voting Agreement, the Stockholders have agreed that if the Merger Agreement is terminated for certain reasons, including as a result of a superior acquisition proposal, and within twelve (12) months following such termination the Issuer merges with or is acquired by a third party in a transaction in which certain conditions are met, each Stockholder will pay to Snyder an amount equal to fifty percent (50%) of the "profit" on such transaction in respect of the Original Shares and any other shares of the Issuer's Common Stock acquired by such stockholders, with such profit being based on the per share consideration received in such merger or acquisition in excess of $12.25 less certain taxes payable on such excess. Snyder has also agreed, under the Voting Agreement, that if the Merger Agreement is terminated for certain reasons, including as a result of a superior acquisition proposal, the Stockholders would have the right, subject to certain conditions, for a 30-day period to "put" the Original Shares to Snyder at a price of $12.25 per share. A copy of the Voting Agreement is included as Exhibit 99.4 to this Statement and is incorporated herein by reference. The foregoing and subsequent descriptions of the Voting Agreement are qualified in their entirety by reference to such exhibit.

        Each of the Reporting Persons has agreed in principal to act as a group in connection with the actions described in Item 4 hereof. This arrangement is not the subject of a legally binding agreement among the Reporting Persons. See Items 3 and 4 above.

        Each of the Reporting Persons is a party to a joint filing agreement, dated as of November 20, 2003, pursuant to which such person have agreed to jointly file this Statement and any and all amendments and supplements thereto with the Securities and Exchange Commission. A copy of the joint filing agreement is attached as Exhibit 99.1 to this Statement and incorporated herein by reference.

            Each of the Reporting Persons has granted to each of Brian S. Belanger and Daniel L. Wessels a power of attorney, with full right of substitution, to execute and file amendments to this Schedule 13D (and to the Joint Filing Agreement attached hereto as an exhibit) with the SEC and otherwise, which power of attorney is included on the signature page to this Statement.

        The Reporting Persons have held, and are continuing to hold, discussions with Dennis C. Zensen, Donald A. Smith and certain other members of the Issuer's management regarding a potential equity stake of such persons in SAC Holding Co., and in the surviving entity following the Merger. It is currently anticipated that such management members may contribute some or all of their stock and options in the Issuer to SAC Holding Co. in exchange for this equity stake. The parties have not reached an agreement with respect to these matters, and it is the position of the Reporting Persons that such management members are not members of their "group," for purposes of Section 13(d) of the Act and Rule 13d-5(b)(1) thereunder.

        Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or any Related Person, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 24.1      Power of Attorney (included on signature page).
Exhibit 99.1      Joint Filing Agreement, dated as of November 20, 2003.
Exhibit 99.2      Agreement and Plan of Merger, dated as of November 16, 2003.
Exhibit 99.3      Stock Purchase Agreement, dated as of November 15, 2003.
Exhibit 99.4      Voting Agreement, dated as of November 16, 2003.

                                    SIGNATURE

        After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this Statement is true, complete and correct.

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Daniel L Wessels and Brian S. Belanger his true and lawful attorney-in-fact and agents with full power of substitution or resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this
Schedule 13D and to the Joint Filing Agreement attached as an exhibit hereto, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, The NASDAQ National Market and the Issuer, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to accomplish the foregoing, as fully to all intents and purposes as each such person might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Date: November 21, 2003.


SAC Holding Co.                                                         Snyder Associated Companies, Inc.

            By:         /s/ Elmer A. Snyder                                         By:         /s/ Elmer A. Snyder
                --------------------------------------------                            --------------------------------------------
            Name:       Elmer A. Snyder                                             Name:       Elmer A. Snyder
                  ------------------------------------------                              ------------------------------------------
            Title:      President                                                   Title:      President
                   -----------------------------------------                               -----------------------------------------

/s/ Roger H. Claypoole
------------------------------------------------------------
Roger H. Claypoole

                                                                        ANNEX A

Executive Officers, Directors and Controlling Shareholders of the
SAC Holding Co. (SAC Related Persons)(1)

--------------------------------------------------------------------------------------------------------------------------------
NAME                               TITLE/POSITION                          PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------------------------------------
Elmer A. Snyder                    Executive officer and director          President and director of Snyder
--------------------------------------------------------------------------------------------------------------------------------
David E. Snyder                    Director                                Vice president, treasurer, and director of Snyder
--------------------------------------------------------------------------------------------------------------------------------
Mark A. Snyder                     Executive officer and director          Treasurer, Secretary and director of Snyder
--------------------------------------------------------------------------------------------------------------------------------
Charles H. Snyder, Jr.             Director                                Executive vice president and director of Snyder
--------------------------------------------------------------------------------------------------------------------------------
Dennis C. Snyder                   Director                                Vice president and director of Snyder
--------------------------------------------------------------------------------------------------------------------------------
Roger H. Claypoole                 Director                                President of WWF Mushrooms, Inc.
--------------------------------------------------------------------------------------------------------------------------------
Snyder Associated Companies, Inc.  Controlling shareholder                 N/A
--------------------------------------------------------------------------------------------------------------------------------

        (1) The business address of each of the SAC Related Persons other than Roger H. Claypoole is P.O. Box 1022, One Glade Park East, Kittanning, PA 16201. The business address of Mr. Claypoole is One Moonlight Dr. Worthington, PA 16262. Each of the SAC Related Persons who is a natural person is a citizen of the United States of America.

                                                                        ANNEX B

Executive Officers, Directors and Controlling Shareholders of the
Snyder Associated Companies, Inc. (Snyder Related Persons)(1)

-----------------------------------------------------------------------------------------------------------------------------------
NAME                           TITLE/POSITION                                            PRINCIPAL OCCUPATION
-----------------------------------------------------------------------------------------------------------------------------------
Elmer A. Snyder                Executive officer and director                            President and director
-----------------------------------------------------------------------------------------------------------------------------------
Charles H. Snyder, Sr.         Executive officer and director                            Chairman and chief executive officer
-----------------------------------------------------------------------------------------------------------------------------------
Thomas C. Snyder               Executive officer, director and controlling shareholder   Vice president and director
-----------------------------------------------------------------------------------------------------------------------------------
David E. Snyder                Executive officer, director and controlling shareholder   Vice president, treasurer, and director
-----------------------------------------------------------------------------------------------------------------------------------
Mark A. Snyder                 Executive officer, director and controlling shareholder   Secretary and director
-----------------------------------------------------------------------------------------------------------------------------------
Charles H. Snyder, Jr.         Executive officer, director and controlling shareholder   Executive vice president and  director
-----------------------------------------------------------------------------------------------------------------------------------
Dennis C. Snyder               Executive officer, director and controlling shareholder   Vice president and director
-----------------------------------------------------------------------------------------------------------------------------------
Richard G. Snyder              Executive officer, director and controlling shareholder   Vice president and director
-----------------------------------------------------------------------------------------------------------------------------------

(1) The business address of each of the Snyder Related Persons is P.O. Box 1022, One Glade Park East, Kittanning, PA 16201. Each of the Snyder Related Persons is a citizen of the United States of America. Unless otherwise indicated, each of the listed titles, positions and principal occupations is with Snyder Associated Companies, Inc.

                                                                        ANNEX C

Shares of the Issuer's Common Stock held by the Stockholders as set forth in the Voting Agreement:

---------------------------------------------------------------------------------------------------------
NAME                                                                              NO. OF SHARES
---------------------------------------------------------------------------------------------------------
Wynnefield Partners Small Cap Value, L.P.                                            382,897
---------------------------------------------------------------------------------------------------------
Wynnefield Partners Small Cap Value, L.P. I                                          507,303
---------------------------------------------------------------------------------------------------------
Wynnefield Small Cap Value Offshore Fund, Ltd.                                       178,686
---------------------------------------------------------------------------------------------------------
Nelson Obus                                                                             0*
---------------------------------------------------------------------------------------------------------

* Mr. Obus currently holds options to acquire 12,000 shares of the Issuer's Common Stock.

                        INDEX OF EXHIBITS TO SCHEDULE 13D

Exhibit 24.1       Power of Attorney (included on signature page).
Exhibit 99.1       Joint Filing Agreement, dated as of November 20, 2003.
Exhibit 99.2       Agreement and Plan of Merger, dated as of November 16, 2003.
Exhibit 99.3       Stock Purchase Agreement, dated as of November 15, 2003.
Exhibit 99.4       Voting Agreement, dated as of November 16, 2003.